CUSIP No. 059690107	Page 1 of 23 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

BANCORP RHODE ISLAND, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

059690107
(CUSIP Number)

Mr. John W. Palmer
PL Capital, LLC
20 East Jefferson Avenue
Suite 22
Naperville, IL 60540
(630) 848-1340
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 24, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

CUSIP No. 059690107	Page 2 of 23 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Financial Edge Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 128,952
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 128,952

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,952
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 059690107	Page 3 of 23 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Financial Edge Strategic Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 64,092
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 64,092

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,092
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 059690107	Page 4 of 23 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Goodbody/PL Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 63,676
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 63,676

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,676
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 059690107	Page 5 of 23 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 310,044
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 310,044

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 310,044
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 059690107	Page 6 of 23 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Goodbody/PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 63,676
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 63,676

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,676
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 059690107	Page 7 of 23 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 380,720
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 380,720

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 380,720
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 059690107	Page 8 of 23 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 1,000
BENEFICIALLY OWNED	8	SHARED VOTING POWER 380,720
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,000
PERSON WITH:	10	SHARED DISPOSITIVE POWER 380,720

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 381,720
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 059690107	Page 9 of 23 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 500
BENEFICIALLY OWNED	8	SHARED VOTING POWER 380,720
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 500
PERSON WITH:	10	SHARED DISPOSITIVE POWER 380,720

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 381,220
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 059690107	Page 10 of 23 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PL Capital Offshore, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 7,000
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 7,000

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 059690107	Page 11 of 23 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PL Capital Focused Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 117,000
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 117,000

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 059690107	Page 12 of 23 Pages

Item 1.	Security and Issuer

        This Schedule 13D/A relates to the common stock, par value $0.01 per share (“Common Stock”), of Bancorp Rhode Island, Inc. (the “Company” or “Bancorp RI”). The address of the principal executive offices of the Company is One Turks Head Place, Providence, Rhode Island 02903-2219.

Item 2.	Identity and Background

        This Schedule 13D/A is being filed jointly by the parties identified below. All of the filers of this Schedule 13D/A are collectively the “PL Capital Group.” The joint filing agreement of the members of the PL Capital Group was attached to the initial Schedule 13D as Exhibit 1.

•	Financial Edge Fund, L.P., a Delaware limited partnership (“Financial Edge Fund”);

•	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”);

•	PL Capital/Focused Fund, L.P., a Delaware limited partnership (“Focused Fund”);

•	PL Capital Offshore, Ltd., a Cayman Islands company (“PL Capital Offshore”);

•	PL Capital, LLC, a Delaware limited liability company (“PL Capital”) and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund;

•	PL Capital Advisors, LLC, a Delaware limited liability company (“PL Capital Advisors”), and the investment advisor to PL Capital Offshore, Financial Edge Fund, Financial Edge Strategic, Goodbody/PL Capital, L.P. and Focused Fund;

•	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”);

•	Goodbody/PL Capital, LLC (“Goodbody/PL LLC”), a Delaware limited liability company and General Partner of Goodbody/PL LP; and

•	John W. Palmer and Richard J. Lashley, as Managing Members of PL Capital, PL Capital Advisors and Goodbody/PL LLC, members of the Board of Directors of PL Capital Offshore, and as individuals.

        (a)-(c)     This Schedule 13D/A is filed by Mr. John W. Palmer and Mr. Richard J. Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

CUSIP No. 059690107	Page 13 of 23 Pages

(1)	shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic, Focused Fund and PL Capital Offshore, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) PL Capital: the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund, and (B) PL Capital Advisors: the investment advisor for Financial Edge Fund, Financial Edge Strategic, Focused Fund and PL Capital Offshore; Messrs. Lashley and Palmer are also members of PL Capital Offshore’s Board of Directors;

(2)	shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) Goodbody/PL LLC: the General Partner of Goodbody/PL LP, and (B) PL Capital Advisors: the investment advisor for Goodbody/PL LP; and

(3)	shares of Common Stock held by Mr. Palmer and Mr. Lashley, as individuals.

        The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer and Mr. Lashley is: c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540. Each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, Goodbody/PL LP, PL Capital Advisors and Goodbody/PL LLC are engaged in various interests, including investments.

        The business address of PL Capital Offshore is One Capital Place, P.O. Box 847GT, Grand Cayman, Cayman Islands. PL Capital Offshore is an investment company.

        The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC.

        (d)     During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)     During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f)     All of the individuals who are members of the PL Capital Group are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

        In aggregate, the PL Capital Group owns 382,220 shares of Common Stock of the Company acquired at an aggregate cost of $13,719,310.

        The amount of funds expended by Financial Edge Fund to acquire the 128,952 shares of Common Stock it holds in its name is $4,638,404. Such funds were provided from Financial Edge Fund’s available capital and from time to time by margin provided by Bear Stearns Securities Corp. (“Bear Stearns”) on such firm’s usual terms and conditions.

CUSIP No. 059690107	Page 14 of 23 Pages

        The amount of funds expended by Financial Edge Strategic to acquire the 64,092 shares of Common Stock it holds in its name is $2,301,078. Such funds were provided from Financial Edge Strategic’s available capital and from time to time by margin provided by Bear Stearns on such firm’s usual terms and conditions.

        The amount of funds expended by Focused Fund to acquire the 117,000 shares of Common Stock it holds in its name is $4,192,004. Such funds were provided from Focused Fund’s available capital and from time to time by margin provided by Bear Stearns on such firm’s usual terms and conditions.

        The amount of funds expended by PL Capital Offshore to acquire the 7,000 shares of Common Stock it holds in its name was $248,690. Such funds were provided from PL Capital Offshore’s available capital and margin provided by Bear Stearns on such firm’s usual terms and conditions.

        The amount of funds expended by Goodbody/PL LP to acquire the 63,676 shares of Common Stock it holds in its name is $2,286,092. Such funds were provided from Goodbody/PL LP’s available capital and from time to time by margin provided by Bear Stearns on such firm’s usual terms and conditions.

        The amount of funds expended by Mr. Palmer to acquire the 1,000 shares of Common Stock he holds in his name was $35,408. Such funds were provided from Mr. Palmer’s personal funds.

        The amount of funds expended by Mr. Lashley to acquire the 500 shares of Common Stock he holds in his name was $17,634. Such funds were provided from Mr. Lashley’s personal funds.

        Any purchases of Common Stock made by members of the PL Capital Group using funds borrowed from Bear Stearns, if any, were made in margin transactions on that firm’s usual terms and conditions. All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this filing, no member of the PL Capital Group, other than the Focused Fund and PL Capital Offshore, has margin or other loans outstanding secured by Common Stock.

Item 4.	Purpose of Transaction

        This is the PL Capital Group’s second amendment to its initial Schedule 13D filing. The PL Capital Group owns 8.0% of Bancorp RI.

        On July 25, 2006, PL Capital representatives Richard Lashley and John Palmer spoke with Ms. Merrill W. Sherman, President and CEO of Bancorp RI and Ms. Linda Simmons, Treasurer and CFO of Bancorp RI. The purpose of the call was to discuss the recently released second quarter operating results as well as management’s plans for the future. In PL Capital’s view, Bancorp RI’s management was not forthcoming with answers to its questions or responsive to its concerns. Management cited Regulation FD as a reason.

CUSIP No. 059690107	Page 15 of 23 Pages

        Among other things, Messrs. Palmer and Lashley noted that Bancorp RI had not acquired any stock under the five percent stock repurchase authorization announced on April 18, 2006. Management would not provide any details as to why no stock was repurchased or the analytics used, if any, to evaluate stock repurchases. Messrs. Palmer and Lashley inquired about the prospects for achieving positive operating leverage, noting that year over year revenues (second quarter 2006 versus second quarter 2005) were down approximately 1% while operating expenses were up approximately 7%. Management did not provide any details on this issue other than to cite increased growth in commercial loans and deposits. Messrs. Lashley and Palmer told management that PL Capital is concerned that its modeling projects that Bancorp RI’s efficiency ratio will remain above 70% in 2007 and 2008, versus PL Capital’s expectation for well run commercial banks of 55% to 60%. Management did not confirm or refute PL Capital’s projections. Management claimed that 55-60% was unrealistic and they did not share that level as a goal.

        Messrs. Palmer and Lashley told management that it was PL Capital’s belief that the value of Bancorp RI, if it were to be sold, far exceeded Bancorp RI’s value as an independent entity, and that this valuation gap was not going to be closed by continuing to operate as an independent entity, given its current and prospective track record. PL Capital asked management to provide any evidence that this assumption was incorrect. Management did not provide any specific evidence to rebut this assumption, or that the board and management have analytically evaluated different strategic alternatives.

        Messrs. Palmer and Lashley informed management that PL Capital generally seeks to become actively involved in the companies in which it invests, if needed, and that this call was management’s chance to convince PL Capital why such active involvement was not necessary in this instance. In PL Capital’s view, management failed to provide PL Capital with any reason not to become more actively involved in Bancorp RI.

        On December 7, 2006, Messrs. Palmer and Lashley met with Merrill Sherman, the Chief Executive Officer of Bancorp RI, and Linda Simmons, the Chief Financial Officer of Bancorp RI. They discussed Bancorp RI’s recent results and prospects and the challenges in the current banking industry environment. Messrs. Palmer and Lashley asked Ms. Sherman if she would arrange a meeting between them and Malcolm Chace, the Chairman of the Bancorp RI Board of Directors, and/or the entire Board of Directors of Bancorp RI. Subsequent to the meeting, Ms. Sherman invited Messrs. Palmer and Lashley to meet with Mr. Chace and the Board Governance and Nominating Committee of the Bancorp RI Board of Directors on January 18, 2007. On January 18, 2007, Messrs. Palmer and Lashley met with Mr. Chace and the Board Governance and Nominating Committee and explained their backgrounds and discussed the outlook for banks in general and Bancorp RI specifically. They also discussed Messrs. Palmer’s and Lashley’s qualifications to serve on the Bancorp RI Board of Directors. No agreements on board representation were reached.

CUSIP No. 059690107	Page 16 of 23 Pages

        On January 24, 2007, Mr. Lashley notified Bancorp RI of his intention to nominate himself and Mr. Palmer as candidates for election to Bancorp RI’s board of directors at the 2007 Annual Meeting of Shareholders, in opposition to the candidates proposed by Bancorp RI management. In connection with such notice and in full compliance with the requirements of Section 3.03 of Article III of Bancorp RI’s By-Laws, Mr. Lashley provided Bancorp RI with certain information about himself and Mr. Palmer, including, but not limited to, certain personal information (i.e., name, age, business address and residence address), and information regarding their principal occupation and place of employment, their individual share ownership of Common Stock and the absence of conflicts of interest with the Company. A copy of the nomination letter is attached as Exhibit 2

        Members of the PL Capital Group may make further purchases of shares of Common Stock, although the PL Capital Group has no present intention of ever increasing PL Capital Group’s aggregate holdings above 9.999% of the Company’s outstanding Common Stock. Members of the PL Capital Group may dispose of any or all the shares of Common Stock held by them.

        To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the PL Capital Group has such a purpose. Except as noted in this Schedule 13D/A, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D/A. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Company

        The percentages used in this Schedule 13D/A are calculated based upon the number of outstanding shares of Common Stock, 4,780,521, reported as the number of outstanding shares as of November 1, 2006, in the Company’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2006.

        The PL Capital Group made no transactions in the Common Stock within the past 60 days.

(A)	Financial Edge Fund

(a)-(b)	See cover page.

(c)	Financial Edge Fund made no transactions in the Common Stock within the past 60 days.

(d)	Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Fund with regard to those shares of Common Stock.

CUSIP No. 059690107	Page 17 of 23 Pages

(B)	Financial Edge Strategic

(a)-(b)	See cover page.

(c)	Financial Edge Strategic made no transactions in the Common Stock within the past 60 days.

(d)	Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Strategic with regard to those shares of Common Stock.

(C)	Focused Fund

(a)-(b)	See cover page.

(c)	Focused Fund made no transactions in the Common Stock within the past 60 days.

(d)	Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Focused Fund, they have the power to direct the affairs of Focused Fund, including the voting and disposition of shares of Common Stock held in the name of Focused Fund. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Focused Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Focused Fund with regard to those shares of Common Stock.

(D)	PL Capital Offshore

(a)-(b)	See cover page.

(c)	PL Capital Offshore made no transactions in the Common Stock within the past 60 days.

(d)	PL Capital Advisors is the investment advisor for PL Capital Offshore. Because Messrs. Palmer and Lashley are the Managing Members of PL Capital Advisors, and members of the Board of Directors of PL Capital Offshore, they have the power to direct the affairs of PL Capital Offshore. Therefore, PL Capital Offshore may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by PL Capital Offshore.

CUSIP No. 059690107	Page 18 of 23 Pages

(E)	Goodbody/PL LP

(a)-(b)	See cover page.

(c)	Goodbody/PL LP made no transactions in the Common Stock within the past 60 days.

(d)	Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Goodbody/PL LP. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(F)	PL Capital

(a)-(b)	See cover page.

(c)	PL Capital has made no purchases or sales of Common Stock directly.

(d)	PL Capital is the general partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund. Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital. Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and disposition power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic and Focused Fund.

(G)	PL Capital Advisors

(a)-(b)	See cover page.

(c)	PL Capital Advisors has made no purchases or sales of Common Stock directly.

(d)	PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital Offshore and Goodbody/PL LP. Because they are the Managing Members of PL Capital Advisors, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital Advisors. In addition, Mr. Palmer and Mr. Lashley are members of PL Capital Offshore’s Board of Directors. Therefore, PL Capital Advisors may be deemed to share with Mr. Palmer and Mr. Lashley voting and disposition power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital Offshore and Goodbody/PL LP.

CUSIP No. 059690107	Page 19 of 23 Pages

(H)	Goodbody/PL LLC

(a)-(b)	See cover page.

(c)	Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

(d)	Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(I)	Mr. John Palmer

(a)-(b)	See cover page.

(c)	Mr. Palmer made no transactions in the Common Stock within the past 60 days.

(J)	Mr. Richard Lashley

(a)-(b)	See cover page.

(c)	Mr. Lashley made no transactions in the Common Stock within the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

        With respect to Financial Edge Fund, Financial Edge Strategic, and Focused Fund, PL Capital is entitled to an allocation of a portion of profits, if any. With respect to Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital Offshore and Goodbody/PL LP, PL Capital Advisors is entitled to a management fee based upon a percentage of total capital. With respect to Goodbody/PL LP, Goodbody/PL LLC is entitled to an allocation of a portion of profits, if any. With respect to PL Capital Offshore, PL Capital Advisors is entitled to a portion of profits, if any.

        Other than the foregoing agreements and the Joint Filing Agreement filed as Exhibit 1 to the initial Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

CUSIP No. 059690107	Page 20 of 23 Pages

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement.*
2	Nomination Letter from Richard J. Lashley to the Company, dated January 24, 2007.

*Filed previously.

CUSIP No. 059690107	Page 21 of 23 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 24, 2007

FINANCIAL EDGE FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL/FOCUSED FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

CUSIP No. 059690107	Page 22 of 23 Pages

PL CAPITAL OFFSHORE, LTD.
By: PL CAPITAL ADVISORS, LLC
Investment Advisor
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Director	Director

GOODBODY/PL CAPITAL, L.P.
By: GOODBODY/PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

CUSIP No. 059690107	Page 23 of 23 Pages

GOODBODY/PL CAPITAL, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL ADVISORS, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

By:	/s/ John Palmer
John Palmer

By:	/s/ Richard Lashley
Richard Lashley

January 24, 2007

CERTIFIED MAIL RETURN RECEIPT REQUESTED AND OVERNIGHT DELIVERY

Ms. Margaret D. Farrell
Corporate Secretary
Bancorp Rhode Island, Inc.
One Turks Head Place
Providence, RI 02903

Re:	Notice of Intent to Nominate Two Directors

Dear Ms. Farrell:

        This letter constitutes a notice of intent by Richard J. Lashley to nominate two persons for election as directors of Bancorp Rhode Island, Inc. (the “Company”) at the 2007 Annual Meeting of Shareholders of the Company, at which the Company will submit its nominees for election as Class II directors. This notice is being provided to you pursuant to Section 2.03 of Article II and Section 3.03 of Article III of the Company’s By-Laws. Mr. Lashley owns of record 500 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), as evidenced by certificate number BRI 0389 dated May 30, 2006, a copy of which is attached. Mr. Lashley also beneficially owns an additional 380,720 shares of the Common Stock. By the fact of Mr. Lashley’s submission of this notice of intent to nominate, it is his understanding the Company will now generally be obligated under the federal securities laws to file a preliminary proxy statement and form of proxy with the United States Securities and Exchange Commission to allow the Commission to review and comment on such proxy materials.

        Mr. Lashley hereby notifies the Company pursuant to Section 2.03 of Article II and Section 3.03 of Article III of the Company’s By-Laws that he intends to nominate himself and Mr. John W. Palmer for election to the Board of Directors of the Company at the 2007 Annual Meeting of Shareholders of the Company. Enclosed is the written consent of each proposed nominee to be named in Mr. Lashley’s proxy statement and to serve as a director of the Company if elected.

        Set forth below is certain information, including information required by Section 2.03 of Article II and Section 3.03 of Article III of the Company’s Bylaws. The information in this notice responds fully to all of the requirements of Section 2.03 and Section 3.03.

(i)	As to each proposed nominee:

A.	Name, Age, Business Address and Residence Address

Name	Age	Business Address	Residence Address
Richard J. Lashley	48	PL Capital, LLC	2 Trinity Place
		466 Southern Blvd.	Warren, NJ 07059
		Adams Building
		Chatham, NJ 07928
John W. Palmer	46	PL Capital, LLC	4216 Richwood Court
		20 East Jefferson Avenue	Naperville, IL 60564
		Suite 22
		Naperville, IL 60540

B.	Principal Occupation or Employment

Richard J. Lashley:	Since January, 1996, Mr. Lashley has been a principal, co-owner and managing member of PL Capital, LLC. PL Capital, LLC is a member of the PL Capital Group (as defined herein). Prior to forming PL Capital, LLC, Mr. Lashley worked at KPMG Peat Marwick from 1984 to 1996. Mr. Lashley is a Certified Public Accountant (New Jersey--license status inactive).

John W. Palmer:	Since January, 1996, Mr. Palmer has been a principal, co-owner and managing member of PL Capital, LLC. PL Capital, LLC is a member of the PL Capital Group. Prior to forming PL Capital, LLC, Mr. Palmer worked at KPMG Peat Marwick from 1983 to 1996. Mr. Palmer is a Certified Public Accountant (Illinois--license status inactive).

C.	Shares Owned Either Beneficially or Of Record

Name of Nominee	Class	Amount
Richard J. Lashley	Common	381,220*
John W. Palmer	Common	381,720*

*Except for 500 shares of record held by Mr. Lashley and 1,000 shares held in street name by Mr. Palmer, all of the above shares are owned beneficially, by virtue of Messrs. Lashley’s and Palmer’s membership in the PL Capital Group.

D.	Interest of Certain Persons in Matters to be Acted Upon

        Except as otherwise set forth herein, neither Mr. Lashley nor Mr. Palmer is or was, within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

        Except as otherwise set forth herein, neither Mr. Lashley nor Mr. Palmer, nor any of their associates, has any arrangement or understanding with any person with respect to any future employment with the Company or its affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

E.	Other Information

Directorships of Other Publicly Owned Companies

        Neither Mr. Lashley nor Mr. Palmer is presently serving as a director of any corporation, partnership or other entity that has a class of equity securities registered under the Securities Exchange Act of 1934, as amended, or subject to the requirements of Section 15(d) of such Act, or any company registered as an investment company under the Investment Company Act of 1940.

Material Proceedings Adverse to the Company

        To Mr. Lashley’s knowledge, there are no material proceedings to which either Mr. Lashley or Mr. Palmer, or any of their associates, is a party adverse to the Company or any of its subsidiaries, and neither of them nor any of their associates has a material interest adverse to the Company or any of its subsidiaries.

Transactions In Stock of the Company

        The following transactions are the only transactions during the past two years with regard to the Common Stock made by Mr. Lashley, Mr. Palmer and members of the PL Capital Group.

Transactions by Mr. Lashley:

Date (year/mm/dd)	Number of Shares
2006-05-05	500

Transactions by Mr. Palmer:

Date (year/mm/dd)	Number of Shares
2006-05-19	1,000

Transactions by Financial Edge Strategic Fund, LP:

Date (year/mm/dd)	Number of Shares
2006-05-02	800

2006-05-05	21,000

2006-05-17	6,000

2006-05-19	9,000

2006-05-24	3,150

2006-05-25	15,000

2006-05-31	6,000

2006-07-27	142

2006-07-27	5,000

2006-08-02	(2,000)

Transactions by PL Capital Focused Fund, LP:

Date (year/mm/dd)	Number of Shares
2006-05-05	40,000

2006-05-17	6,000

2006-05-19	12,000

2006-05-22	5,500

2006-05-25	40,000

2006-05-31	10,500

2006-07-27	5,000

2006-08-02	(2,000)

Transactions by Goodbody/PL Capital, LP:

Date (year/mm/dd)	Number of Shares
2006-05-05	21,000

2006-05-08	176

2006-05-17	6,000

2006-05-19	9,500

2006-05-24	3,000

2006-05-25	15,000

2006-05-31	6,000

2006-07-27	5,000

2006-08-02	(2,000)

Transactions by Financial Edge Fund, LP:

Date (year/mm/dd)	Number of Shares
2006-05-05	40,000

2006-05-05	2,738

2006-05-17	6,000

2006-05-17	743

2006-05-19	18,000

2006-05-19	1,871

2006-05-19	1,000

2006-05-22	5,300

2006-05-25	30,000

2006-05-30	11,300

2006-05-31	6,000

2006-07-27	10,000

2006-08-02	(4,000)

Transactions by PL Capital Offshore, Ltd:

Date (year/mm/dd)	Number of Shares
2006-05-05	3,000

2006-05-17	1,000

2006-05-19	2,000

2006-05-31	1,000

        Certain funds expended to date in the foregoing transactions by members of the PL Capital Group were provided, from time to time, in part by margin account loans from Bear Stearns Securities Corp. (“Bear Stearns”) extended in the ordinary course of business. All purchases of Common Stock made using funds borrowed from Bear Stearns were made in margin transactions on that firm’s usual terms and conditions. All or part of the shares of such Common Stock may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities. Such loans generally bear interest at a rate based upon the the federal funds rate plus 0.50%. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this letter, no member of the PL Capital Group has margin loans outstanding.

Arrangements or Understandings with Other Persons

        Mr. Lashley and Mr. Palmer have agreements with the limited partnerships and companies managed and advised by PL Capital, LLC, Goodbody/PL Capital, LLC and PL Capital Advisors, LLC, whereby Messrs. Lashley and Palmer are indemnified by the limited partnerships and companies for any liabilities either of them may incur in connection with their duties, including PL Capital Group’s intended solicitation of proxies for use at the 2007 Annual Meeting of Stockholders of the Company. Those limited partnerships and companies also reimburse Mr. Lashley and Mr. Palmer for any expenses that either of them reasonably incurs in connection with the PL Capital Group’s intended solicitation of proxies for use at the 2007 Annual Meeting of Stockholders of the Company. To Mr. Lashley’s knowledge, neither he nor Mr. Palmer has any arrangement or understanding with any other person pursuant to which either was or is to be selected as a director or nominee for election as a director of the Company.

Absence of any Family Relationships

        Neither Mr. Lashley nor Mr. Palmer has any family relationship with any director or officer of the Company. There is no family relationship between Mr. Lashley and Mr. Palmer.

Absence of Involvement in Certain Legal Proceedings

        To the knowledge of Mr. Lashley, and based on information provided by Mr. Palmer:

a. Since January 1, 2001, no petition under the federal bankruptcy laws or any state insolvency law has been filed by or against Mr. Lashley or Mr. Palmer, and no receiver, fiscal agent or similar officer has been appointed by a court for the business or property of Mr. Lashley or Mr. Palmer. In addition, since January 1, 2001, no petition under the federal bankruptcy laws or any state insolvency law has been filed by or against, and no receiver, fiscal agent or similar officer has been appointed by a court for the business or property of any partnership in which either of them is or was a general partner, or any corporation or business association of which either of them is or was an executive officer.

b. Neither Mr. Lashley nor Mr. Palmer has been convicted in a criminal proceeding nor has either of them been the named subject of any criminal proceeding which is presently pending (excluding traffic violations or similar misdemeanors).

c. Since January 1, 2001, neither Mr. Lashley nor Mr. Palmer has been the subject of any court order, judgment or decree, not subsequently reversed, suspended or vacated, permanently or temporarily enjoining (or otherwise limiting) either of them from (A) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission (“CFTC”) or any associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with any such activity, (B) engaging in any type of business practice, or (C) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws.

d. Since January 1, 2001, neither Mr. Lashley nor Mr. Palmer has been the subject of any order, judgment or decree not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days their right to be engaged in any activity described in clause c. above, or their right to be associated with persons engaged in any such activity.

e. Since January 1, 2001, neither Mr. Lashley nor Mr. Palmer has been found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission (“SEC”) or the CFTC to have violated any federal or state securities law or any federal commodities law, where such judgment or finding has not been subsequently reversed, suspended or vacated.

Absence of Certain Transactions

        To the best knowledge of Mr. Lashley, and based on information provided by Mr. Palmer, since the beginning of the Company’s last fiscal year, neither Mr. Lashley nor Mr. Palmer nor any member of their immediate family has had any direct or indirect material interest in any transaction in which the Company was or is a participant, and neither Mr. Lashley nor Mr. Palmer nor any member of their immediate family has any direct or indirect material interest in any currently proposed transaction in which the Company is to be a participant.

Section 16 Compliance

        Neither Mr. Lashley nor Mr. Palmer is required to file reports under Section 16 of the Securities Exchange Act of 1934, as amended, with respect to the Common Stock of the Company.

(ii)	As to the Nominator, Mr. Lashley:

A.	Name and Address on Company’s Books

Richard J. Lashley 2 Trinity Place Warren, NJ 07059

        Mr. Lashley and Mr. Palmer are members of the “PL Capital Group,” which consists of the following persons and entities:

•	Financial Edge Fund, L.P., a Delaware limited partnership (“Financial Edge Fund”);

•	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”);

•	PL Capital/Focused Fund, L.P., a Delaware limited partnership (“Focused Fund”);

•	PL Capital Offshore, Ltd., a Cayman Islands company (“PL Capital Offshore”);

•	PL Capital, LLC, a Delaware limited liability company and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund and Investment Manager for PL Capital Offshore (“PL Capital”);

•	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”);

•	Goodbody/PL Capital, LLC, a Delaware limited liability company and General Partner of Goodbody/PL LP (“Goodbody/PL LLC”);

•	PL Capital Advisors, LLC, a Delaware limited liability company and the investment advisor to Financial Edge Fund. Financial Edge Strategic, Goodbody/PL LP, PL Capital Offshore and the Focused Fund (“PL Capital Advisors”); and

•	John W. Palmer and Richard J. Lashley, Managing Members of PL Capital and Goodbody/PL LLC, members of the Board of Directors of PL Capital Offshore, and as individuals.

The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, Goodbody/PL LP, Goodbody/PL LLC, PL Capital Advisors, and Mr. Palmer is: c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540. The business address of Mr. Lashley is c/o PL Capital, LLC, 466 Southern Blvd., Adams Building, Chatham, NJ 07928. The home address of Mr. Lashley is 2 Trinity Place, Warren, NJ 07059. The home address of Mr. Palmer is 4216 Richwood Court, Naperville, IL 60564.

        No other stockholder other than members of the PL Capital Group is known to Mr. Lashley to be supporting Mr. Lashley or Mr. Palmer as a nominee.

B.	Record and Beneficial Ownership

        Mr. Lashley is the record owner of 500 shares of Common Stock. As a member of the PL Capital Group, Mr. Lashley may be deemed to beneficially own an additional 380,720 shares of Common Stock.

Very truly yours,
/s/ Richard J. Lashley
Richard J. Lashley

CONSENT OF PROPOSED NOMINEE

        I, Richard J. Lashley, hereby consent to be named in the proxy statement to be used in connection with the solicitation of proxies from the shareholders of Bancorp Rhode Island, Inc. for use in voting at the 2007 Annual Meeting of Stockholders of Bancorp Rhode Island, Inc. and I hereby consent and agree to serve a director of Bancorp Rhode Island, Inc. if elected at such Annual Meeting.

/s/ Richard J. Lashley
Richard J. Lashley

Dated: January 24, 2007

CONSENT OF PROPOSED NOMINEE

        I, John W. Palmer, hereby consent to be named in the proxy statement of Mr. Richard J. Lashley to be used in connection with his solicitation of proxies from the shareholders of Bancorp Rhode Island, Inc. for use in voting at the 2007 Annual Meeting of Stockholders of Bancorp Rhode Island, Inc. and I hereby consent and agree to serve a director of Bancorp Rhode Island, Inc. if elected at such Annual Meeting.

/s/ John W. Palmer
John W. Palmer

Dated: January 24, 2007

Transactions In Stock of the Company

        The following transactions are the only transactions during the past two years with regard to the Common Stock made by Mr. Lashley, Mr. Palmer and members of the PL Capital Group.

Transactions by Mr. Lashley:

Date (year/mm/dd)	Number of Shares
2006-05-05	500

Transactions by Mr. Palmer:

Date (year/mm/dd)	Number of Shares
2006-05-19	1,000

Transactions by Financial Edge Strategic Fund, LP:

Date (year/mm/dd)	Number of Shares
2006-05-02	800

2006-05-05	21,000

2006-05-17	6,000

2006-05-19	9,000

2006-05-24	3,150

2006-05-25	15,000

2006-05-31	6,000

2006-07-27	142

2006-07-27	5,000

2006-08-02	(2,000)

Transactions by PL Capital Focused Fund, LP:

Date (year/mm/dd)	Number of Shares
2006-05-05	40,000

2006-05-17	6,000

2006-05-19	12,000

2006-05-22	5,500

2006-05-25	40,000

2006-05-31	10,500

2006-07-27	5,000

2006-08-02	(2,000)

Transactions by Goodbody/PL Capital, LP:

Date (year/mm/dd)	Number of Shares
2006-05-05	21,000

2006-05-08	176

2006-05-17	6,000

2006-05-19	9,500

2006-05-24	3,000

2006-05-25	15,000

2006-05-31	6,000

2006-07-27	5,000

2006-08-02	(2,000)

Transactions by Financial Edge Fund, LP:

Date (year/mm/dd)	Number of Shares
2006-05-05	40,000

2006-05-05	2,738

2006-05-17	6,000

2006-05-17	743

2006-05-19	18,000

2006-05-19	1,871

2006-05-19	1,000

2006-05-22	5,300

2006-05-25	30,000

2006-05-30	11,300

2006-05-31	6,000

2006-07-27	10,000

2006-08-02	(4,000)

Transactions by PL Capital Offshore, Ltd:

Date (year/mm/dd)	Number of Shares
2006-05-05	3,000

2006-05-17	1,000

2006-05-19	2,000

2006-05-31	1,000